THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


                                December 28, 2005


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re: MTM Technologies, Inc.
              Registration Statement No. 333-127587

Dear Sirs and Madams:

     The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Mark P. Shurman, Branch Chief -Legal, dated December 23, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

1. We have revised the Registration Statement in accordance with your comments.

     There have been two amendments to the Pequot/Constellation Purchase Agreement. In the first amendment, dated as of March 11, 2005, the parties to the Pequot/Constellation Purchase Agreement corrected a clerical error in the Company's Restated Certificate of Incorporation which is attached as Exhibit B to the Pequot/Constellation Purchase Agreement. The second amendment, dated as of November 22, 2005 provided for the obligation of Pequot and Constellation to purchase and the Company to sell up to $10,000,000 of the Company's Series A-5 Preferred Stock and detachable warrants to purchase shares of the Company's common stock at an exercise price of $4.06 per share. In the waiver letter dated December 9, 2005 executed by Pequot and Constellation, Pequot and Constellation waive any and all rescission rights that can arise in connection with the Pequot/Constellation Purchase Agreement and the March 11, 2005 and November 22, 2005 amendments thereto.

     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective as of 5:30 pm EST, December 28, 2005, or as soon thereafter as practicable.

VIA EDGAR
December 28, 2005
Page 2


     The Company acknowledges that:

     1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Kindly direct any comments you may have regarding the Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your prompt attention to this matter.

                                           Kind Regards,

                                           /s/ Tammy Fudem

                                           Tammy Fudem

cc:  John Kohler
     Ann Gill